Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
June 1, 2023
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are the responses to the comments that we received from the staff by telephone on April 24, 2023 regarding Post-Effective Amendment No. 389 to the Registration Statement on Form N-1A with respect to the Direxion HCM Tactical Enhanced U.S. Equity Strategy ETF (the “Fund”), a series of the Direxion Shares ETF Trust (the “Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on March 8, 2023. The staff’s comments and the Trust’s responses are set forth below.
In the Principal Investment Strategy, there are two bulleted lists each with four bullets describing categories that are part of the Index’s selection criteria. The following comments refer to the “first” and “second” lists accordingly.
1) Because the Fund includes “Equity” in its name, under Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), the Fund must maintain an 80% exposure to equity securities under normal circumstances. The Fund’s prospectus states, however, that the Fund may invest periodically entirely in cash. Unless the Fund’s investments in cash will be temporary defensive positions, revise the name of the Fund to omit “Equity” or revise the strategy of the Fund so as to maintain 80% exposure to equity securities.
Registrant has revised the name of the Fund to the Direxion HCM Tactical Enhanced US ETF. Registrant notes that the Fund will always be invested in either U.S. equity securities, U.S. fixed income investments or cash.
2) State what VaR test will be used by the Fund and provide VaR calculations that establish the Fund’s compliance with Rule 18f-4 under the 1940 Act.
The Fund will use the relative VaR test for testing for compliance with Rule 18f-4 under the 1940 Act. Registrant has provided the Fund’s designated reference portfolio and VaR calculations supplementally.
3) Please add disclosure to the Principal Investment Strategy section, explaining how the HCM-Buyline model (“Model”) determines the Fund’s sector allocation.
Registrant has added disclosure to the Principal Investment Strategy section explaining how the Model determines the Fund’s sector allocation. Registrant provided blacklines of the draft prospectus to show the additional disclosure supplementally.
4) According to the Principal Investment Strategy section, the Fund will invest in “cash equivalents.” Please explain in the summary or statutory prospectus what types of investments are considered to be “cash equivalents.”
Registrant had added disclosure in the Principal Investment Strategy section explaining that money market funds, U.S. Government securities, and/or similar securities are the types of investments considered to be “cash equivalents.”
5) According to the Principal Investment Strategy section, “When the Model indicates downward trends in the broad market, the Fund will have no equity exposure.” Please clarify whether such portfolio positioning is considered to be a temporary defensive position and, if relevant, cross-reference your response to Comment 1 above.
Such portfolio positioning is not considered to be a temporary defensive position and is, instead, part of the Fund’s principal investment strategy. Registrant revised the Principal Investment Strategy section to clarify that such portfolio position is part of the principal investment strategy.
6) According to the Principal Investment Strategies, the Fund will have 80% notional exposure to the securities of the S&P 500 Index, 80% notional exposure to certain securities listed on the NASDAQ Stock Exchange, and up to 40% notional exposure to securities of a specific sector or industry, as dictated by the HCM-BuyLine model. Please explain in plain English what is meant by “exposure” in this context. To the extent a discussion of the Fund’s intended usage of swaps may be helpful to this plain English disclosure, consider clarifying earlier in the disclosure that the Fund intends to use swaps to obtain the notional exposures.
Registrant believes that the term “exposure” is a plain English term and therefore added disclosure earlier in the Principal Investment Strategy section stating that when the Fund is invested in U.S. equity securities, the Fund will seek leveraged exposure of its net assets through investments in derivatives, such as swaps, in order to achieve enhanced returns.

7) According to the Principal Investment Strategy section, the Fund will have “80% exposure to the securities of the S&P 500 Index.” Please clarify whether the Fund will have exposure to all S&P 500 issuers, or if the Fund’s adviser or sub-adviser will select specific issuers within the index in which to invest.
Registrant revised the disclosure to clarify that the Fund will have exposure to all of the S&P 500 issuers.
8) According to the Principal Investment Strategy section, the Fund will have “80% exposure to the 100 largest, U.S. based, non-financial companies listed on the NASDAQ Stock Exchange.” Please clarify whether the Fund will have exposure to all NASDAQ issuers, or if the Fund’s adviser or sub-adviser will select specific issuers within the index in which to invest.
Registrant revised the disclosure to clarify that the Fund will have exposure to all of the 100 largest, U.S.-based, non-financial companies listed on the NASDAQ Stock Exchange.
9) According to the Principal Investment Strategy section, the Fund will have “up to 40% exposure to securities of a specific sector or industry (“Sector Allocation”). The Sector Allocation can be in one of the following 14 different sectors or industries (industrial sector, communication services sector, consumer discretionary sector, consumer staples sector, energy sector, financial sector, health care sector, real estate sector, technology sector, utilities sector, materials sector, biotechnology industry, semiconductor industry, and transportation industry).” This disclosure would allow the Fund to have freedom of action with respect to concentrations. However, it is the Staff’s longstanding position that a fund cannot have freedom of action with respect to concentration, although it can retain the ability to change its concentrations if it clearly describes the circumstances under which any change in its concentrations will be made. Please revise the Fund’s fundamental policy regarding concentration and the related Principal Investment Strategy disclosure to eliminate the freedom of action with respect to concentration, or clarify the circumstances under which any change in its concentrations will be made, e.g., changes in fund concentrations will follow changes in an index’s concentrations.
Section 8(b)(1) of the 1940 Act requires a fund to recite in its registration statement, among other things, any policy to concentrate investments in securities of issuers in a particular industry or group of industries. The Staff has permitted funds to reserve flexibility to concentrate in an industry or group of industries if the Fund’s policy discloses the specific conditions under which any changes to concentration will be made. To satisfy this standard, a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.
In response to the Staff comment, Registrant modified the Fund’s fundamental policy regarding concentration and the related Principal Investment Strategy disclosure to clearly and precisely describe, with as much specificity as practicable, the circumstances under which the Fund may concentrate in an industry or group of industries. Additionally, Registrant modified the disclosure to remove references to sector concentration as Section 8(b)(1) requires a concentration policy at industry level, not sector level. Registrant also confirms that it tests compliance with its concentration policy using GICS sub-industry level data for each security.
The Fund’s Principal Investment Strategy section explains that, when the Fund is invested in U.S. equity securities, the Fund will have daily exposure to the S&P Allocation (represented by the S&P 500 Index), the Technology Allocation (represented by the 100 largest, U.S.-based non-financial companies listed on the NASADAQ Stock Market), and a Sector Allocation (represented by a securities market index for each one of the 13 potential sectors or industries in which the Fund may invest). Therefore, when the Fund is invested in U.S. equity securities, the Fund will invest its assets in the same companies included in each of the three indices that represent the Allocations. The Fund utilizes a proprietary quantitative investment model (the “Model”) to determine the Fund’s investment in the Sector Allocation. The Model determines the Sector Allocation based on a proprietary strength formula, which evaluates factors such as volatility and momentum to determine which sector or industry is experiencing the strongest market trend relative to the other sectors or industries. The sector or industry showing the strongest upward market trend (i.e., the strongest volatility and momentum rates over time) will be selected as the Sector Allocation. The Fund’s investment adviser (“Adviser”) and subadviser (“Subadviser”) will have no discretion to deviate from the industry concentrations of the Allocations.
As revised, the Fund’s strategy disclosure clearly and precisely describes the circumstances under which the Fund may concentrate its assets in an industry or group of industries to the same extent as the indices representing the Allocations are so concentrated. Accordingly, Registrant revised the Fund’s Principal Investment Strategy section of the summary prospectus to describe the concentration policy as follows:
The Fund will concentrate its investments (i.e., invest 25% or more of its total assets in companies in the same industry or group of industries) to approximately the same extent as the indices representing the Allocations are so concentrated.
Additionally, the “Additional Information Regarding Investment Techniques and Policies” section of the statutory section was revised to describe the concentration policy as follows:
Fund assets may be concentrated in an industry or group of industries to approximately the same extent as the indices representing the Allocations are so concentrated.
Finally, the disclosure under the “Investment Restrictions” section of the SAI was revised to describe the fundamental concentration policy as follows:

The Fund will concentrate its investments (i.e., invest 25% or more of its total assets in companies in the same industry or group of industries) to approximately the same extent as the indices representing the Allocations are so concentrated. The Fund tests compliance with its concentration policy using GICS sub-industry level data for each security.
The Fund’s policy sets objective limits on the freedom of the Fund to concentrate assets in any particular industry or group of industries. Because the Fund’s statement of investment policy clearly indicated under what specific conditions the Fund will concentrate its investments, Registrant submits that the revised disclosure complies with the rule requirements.
10) According to the Principal Investment Strategy section, “The Model determines the Sector Allocation based on a proprietary strength formula developed by Howard Capital, which includes factors such as volatility and momentum.” This disclosure is insufficient to explain to investors how the Model determines whether to buy or sell equities generally and how to allocate among sectors. To the extent not addressed in response to Comment 3 above, please add detailed disclosure to clarify how the Model makes these determinations.
Registrant has added disclosure to the Principal Investment Strategy section explaining how the Model determines the Fund’s sector allocation. Registrant provided blacklines of the draft prospectus to show the additional disclosure.
11) Please advise approximately how many counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement. If notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please:
If applicable, disclose (i) that the counterparty is subject to the informational requirements of the Securities Exchange Act of 1934 (“Exchange Act”) and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.
For any counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.
In reviewing responses to this comment, please note that Corp Fin analyzes the materiality of counterparty credit risk, as set forth above, based on notional exposure rather than market value. Please also note that the disclosure requirements set forth in the first bullet above are derived from the Morgan Stanley & Co., Inc. No-Action Letter (June 24, 1996) referenced above under “Disclosures regarding the underlying issuer.”
Registrant has received this comment or a substantially similar comment from the Staff in connection with other filings. Registrant submits this response to address such comments as previously given by the Staff and as given here (collectively, the "Comment"). Registrant originally understood the Comment to be that, in the Staff’s view, a swap contract with a notional value equal to 20% or more of a Fund’s net assets would be material and thus require certain disclosures to be included in a Post-Effective Amendment. As a result of further discussions with the Staff regarding the Comment, Registrant has gleaned that, in fact, the Comment is grounded in Regulation AB under the Securities Act of 1933, as amended (“Securities Act”). Regulation AB imposes disclosure requirements on registered offerings of securities (“ABS”) that (1) are primarily serviced by the cash flows of a discrete pool of financial assets (“Pool”), (2) by their terms convert into cash within a finite time period, and (3) may be subject to credit enhancements provided by one or more third parties (“obligors”), which are designed to assure the servicing of the ABS.
Under Regulation AB, if a credit enhancement is provided by one obligor or a group of affiliated obligors with respect to 20% or more of the cash flows servicing an ABS, the offering documents for the ABS must include the audited financial statements of the obligor(s). Similarly, if a derivative is used to alter the characteristics of a Pool but not provide a credit enhancement, the offering documents for the ABS may need to include the audited financial statements of the derivative counterparty, but only if the issuer, making a reasonable good-faith estimate of maximum probable exposure to the derivative counterparty, concludes that 20% or more of the Pool is exposed to the derivative counterparty.
According to the Comment, the disclosures required of obligors’ and derivatives counterparties’ financial statements (per Regulation ABS) were originally articulated in Morgan Stanley & Co. (SEC No-Action Letter (June 24, 1996) (“Morgan Stanley”)). Morgan Stanley itself, however, does not pertain to ABS offerings. Rather, it pertains to exchangeable securities – meaning, registered securities that can result in an investor owning completely different securities than those registered and sold to investors. Morgan Stanley sought no-action relief to issue exchangeable securities pursuant to streamlined disclosures about the issuer whose securities investors could end up with, if they purchased the exchangeable securities offered.
Because Fund shares are neither ABS subject to Regulation AB, nor exchangeable securities, Registrant respectfully contends that the requirements of Regulation AB and Morgan Stanley do not apply to it.
Regulation AB applies only to registered offerings of ABS. Regulation AB defines the term “asset-backed security” as set forth above and provides that –

in order to be considered an asset-backed security… [n]either the depositor nor the issuing entity is an investment company under the Investment Company Act of 1940 nor will become an investment company as a result of the asset-backed securities transaction.
Furthermore, as described above, ABS must be serviced by a Pool of financial assets that by its terms converts into cash. Fund shares do not satisfy such requirement because they can be converted into cash only by action of the Fund board (e.g., liquidation) or by action of a shareholder (e.g., redemption). They do not by their terms convert into cash.
Even if a Fund could be analogized to an issuer of ABS, its notional exposure to a swap counterparty would not be analogous to an ABS issuer’s notional exposure to an obligor or a derivatives counterparty that provides a credit enhancement. Whereas an obligor or derivatives counterparty that provides a credit enhancement may, in fact, be liable to an ABS issuer for up to the notional amount of its credit obligation or swap, a derivatives counterparty that provides protection other than a credit enhancement would not. For example, an ABS issuer may enter into a swap contract that provides interest rate protection to a Pool. In that case, the issuer’s reasonable good-faith estimate of maximum probable exposure to the derivative counterparty would certainly not be the notional value of the Pool, but rather the market value of interest rates with respect to the notional value of the Pool; and the issuer’s exposure would be subject to netting arrangements and margin collateral posted by the derivatives counterparty.1 In short, Registrant does not believe that analogizing a Fund’s shares to ABS or a Fund’s swap counterparties to ABS issuers’ derivatives counterparties is appropriate.
In addition, the disclosure obligations imposed on ABS issuers originated in the context of exchangeable securities within the meaning of Morgan Stanley, which Fund shares are not. Fund shares are not exchangeable by investors – optionally or otherwise -- and they certainly are not exchangeable for the securities of a Fund’s swap counterparties. For this reason, Registrant believes that Morgan Stanley is inapposite.
Registrant agrees with the Staff’s basic premise that a Fund’s investment and risk exposure to a swap counterparty can be material to the Fund and Fund shareholders. For that reason, Registrant includes robust counterparty risk disclosure in Fund prospectuses. Further, Registrant takes various steps to mitigate the risk. For example, when entering into swap transactions with swap counterparties, each Fund complies with section (b) of Rule 12d3-1 and limits itself to transacting with swap counterparties that do not owe it an amount that is more than 5% of its total assets; and it complies with similar limits imposed by Subchapter M of the Internal Revenue Code. As Registrant has previously asserted, however, the counterparty credit risk incurred by a Fund from a swap counterparty is limited, at each moment in time, to the current in-the-money, market value of the Fund’s swap contract (i.e., the amount that the swap counterparty owes the Fund). Indeed, to the extent that a swap counterparty posts collateral with a Fund’s custodian in a tri-party account to meet its financial obligation under the swap contract, as certain swap counterparties do, even the market value of a swap contract arguably overstates the Fund’s counterparty credit risk because the tri-party arrangement is designed to render the Fund a secured party in any bankruptcy or similar proceeding by the counterparty. For these reasons, Registrant continues to believe that the notional amount of exposure obtained by a Fund from a swap counterparty to a reference asset is not determinative of the risk posed by the swap counterparty to the Fund. Accordingly, Registrant respectfully declines to identify any swap counterparty in a Fund prospectus or file any swap contract as an exhibit to its registration statement, even if a Fund’s notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s total assets.
[1] For example, the SEC’s joint rule with the Commodity Futures Trading Commission entitled “Further Definition of ‘Swap Dealer,’ ‘Security-Based Swap Dealer,’ ‘Major Swap Participant,’ ‘Major Security-Based Swap Participant’ and ‘Eligible Contract Participant’ defines a “substantial position” in certain types of swaps based on the calculation of aggregate uncollateralized outward exposures. In calculating the amount of such exposures, that rule provides that the measuring person shall, with respect to each of its swap counterparties in a given major swap category, determine the dollar value of the aggregate current exposure arising from each of its swap positions with negative value (subject to applicable netting provisions) in that major category by marking-to-market using industry standard practices after deducting from that dollar amount the aggregate value of the collateral the person has posted with respect to the swap positions. The aggregate uncollateralized outward exposure shall be the sum of those uncollateralized amounts across all of the person’s swap counterparties in the applicable major category. See 17 CFR ⁋1.3(jjj)(ii).
12) According to the Principal Investment Strategies, “The Fund will concentrate its investment in the same sector or industry or group of sectors or industries (i.e., hold 25% or more of its total assets in the stocks of companies in the same sector or industry or group of sectors industries) to approximately the same extent as the Allocations are so concentrated.” This disclosure would allow the Fund to have freedom of action with respect to concentrations. For the reasons explained in Comment 9 above, please revise the Fund’s fundamental policy regarding concentration and the related Principal Investment Strategy disclosure to eliminate the freedom of action with respect to concentration, or clarify the circumstances under which any change in its concentrations will be made, e.g., changes in fund concentrations will follow changes in an index’s concentrations.
Registrant had revised the Fund’s fundamental policy regarding concentration and the related Principal Investment Strategy disclosure to clarify the circumstances under which any change in its concentrations will be made as set forth above in response to Comment #9.
13) The “Effects of Compounding and Market Volatility Risk” disclosure states that the Fund’s performance for periods greater than a trading day may differ from up to 200% of the underlying securities performance. Please explain what the “underlying securities” are in this case and confirm that this disclosure is accurate, given that the Fund is actively managed and is not offering a multiple on an index.

Registrant revised the disclosure to clarify that the underlying securities refer to the underlying securities of each Allocation when the Fund is invested in U.S. equity securities. Although the Fund is actively managed, Registrant believes the “Effects of Compounding and Market Volatility Risk” is important disclosure for investors to understand the risks associated with the effects of compounding due to the Fund’s investments in derivatives, such as swaps, when the Fund is invested in U.S. equity securities in order to achieve enhanced returns. Registrant has made additional revisions to this risk disclosure to clarify such effects and provided information regarding the annualized historical volatility and annualized performance of the S&P Allocation and the Technology Allocation, as well as a cross-reference to the same information for each of the Sector Allocations in the statutory prospectus, in order to provide investors context to the historical impact of compounding on the Fund’s returns.
14) The Principal Investment Risks include Small- and/or Mid-Capitalization Company Risk. Please revise the Fund’s Principal Investment Strategies to disclose that the Fund will invest in small- and mid-cap companies or delete Small- and/or Mid-Capitalization Company Risk.
Registrant revised the Fund’s Principal Investment Strategies section to disclose that the Fund may invest in companies of any market capitalization.
15) The Principal Investment Risks include Information Technology Sector Risk. Please revise the Fund’s Principal Investment Strategies to disclose that the Fund will concentrate in the information technology sector or delete Information Technology Sector Risk.
Registrant respectfully decline to disclose that the Fund will concentrate its investments in the information technology sector in the Principal Investment Strategy section. Because the Fund is actively managed and may at times be in cash or cash equivalents during market downturns, it would be inaccurate to say that the Fund is concentrated in the information technology sector.
16) In Item 9 of the Prospectus, the disclosure states, “The Fund offered in this Prospectus may invest significantly in: swap agreements; futures contracts; options on securities, indices and futures contracts; equity caps, floors and collars; forward contracts; short positions; reverse repurchase agreements; ETFs; and other financial instruments to obtain economic ‘leverage.’” Please tailor this discussion to the Fund’s actual strategy.
Registrant tailored this disclosure to state that the Fund may invest significantly in swaps agreements, futures contracts, and other financial instruments to obtain economic leverage.
17) In Item 9 of the Prospectus, the disclosure states, “The Fund utilizes leverage to achieve total exposure of up to 200% of its portfolio. As a consequence, the Fund could lose an amount greater than its net assets in the event of a movement of securities selected by the Subadviser in excess of 50% in a direction adverse to the Fund (meaning a decline in the value of the selected securities of the Fund).” Please confirm that this is accurate (i.e., the Fund could lose an amount greater than its net assets); and if it is accurate, clarify whether investors could lose more than the amount of their investment in the Fund. If not, why not (i.e., how would the Fund pay an amount in excess of its net assets). In addition, explain why it is possible for the Fund to lose an amount in excess of its net assets, given that the Model identifies downward market trends and switches the Fund’s holdings to cash.
Registrant revised this disclosure to state that “… the Fund could theoretically lose an amount greater than its net assets in the event of a movement of the underlying securities of each Allocation in excess of 50% in a direction adverse to the Fund (meaning a decline in the value of the underlying securities of each Allocation).” Such an occurrence is theoretical, but the Registrant includes such disclosure in order to provide context to the gain/loss limits in place for the Fund. The remainder of the disclosure in this section explains the gain/loss limits in place on the Fund and how the Adviser attempts to position the Fund’s portfolio to ensure that the Fund does not gain or lose more than 90% of its NAV on a given day, when the Fund is invested in U.S. equity securities. Once the Model establishes a downward trend, the Subadviser will send the Signal to the Adviser to go to cash or cash equivalents, which is used to preserve capital during downward trends.
18) In Item 9 of the Prospectus, the disclosure states, “The Fund seeks to provide a return which is a multiple of the daily performance of securities selected by the Subadviser.” Please confirm whether this is accurate, as it appears to be inconsistent with the Principal Investment Strategies’ disclosure regarding the Fund’s investments being dictated by the Model.
Registrant corrected this disclosure to state that the Fund seeks to provide enhanced returns across multiple market cycles that are broadly correlated to the U.S. equity markets.
19) The Fund’s fundamental policy with respect to concentration, as recited in the Statement of Additional Information, provides that “The Fund will concentrate its investment in the same sector or industry or group of sectors or industries (i.e., hold 25% or more of its total assets in the stocks of companies in the same sector or industry or group of sectors industries) to approximately the same extent as the indices in which the Fund allocates its investments are so concentrated.” Considering Comments 9 and 12 above, please provide registrant’s legal analysis of why this policy is permissible for the Fund, which is an actively-managed fund.
Registrant has revised the Fund’s fundamental policy regarding concentration and the related Principal Investment Strategy disclosure to clarify the circumstances under which any change in its concentrations will be made as set forth above in response to Comment #9.
20) The Statement of Additional Information states that “For example, the Fund may reject or revoke acceptance of a purchase order transmitted to it by the Distributor including, but not limited to, when: . . . (d) the acceptance of the Deposit Securities is not legally required or would, in the opinion of counsel, be unlawful or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status);” Please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)”
Registrant will review this disclosure in connection with its next annual update.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC